UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2012

Commission File Number: 001-31994

Semiconductor Manufacturing International Corporation
(Translation of registrant’s name into English)

18 Zhangjiang Road
Pudong New Area, Shanghai 201203
People’s Republic of China
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☑Form 20-F	☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐Yes	☑ No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):     n/a

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

SEMICONDUCTOR MANUFACTURING INTERNATIONAL CORPORATION

(Incorporated in the Cayman Islands with limited liability)
(STOCK CODE: 0981)

ANNOUNCEMENT OF UNAUDITED INTERIM RESULTS
FOR THE SIX MONTHS ENDED JUNE 30, 2012

HIGHLIGHTS

Financial

  Sales improved by 4.4 % from US$722.9 million for the six months ended June 30, 2011 to US$754.5 million for the six months ended June 30, 2012.

  Gross profit improved by 18.9% from US$119.1 million for the six months ended June 30, 2011 to US$141.6 million for the six months ended June 30, 2012.

  Gross margins improved to 18.8% for the six months ended June 30, 2012 from 16.5% for the six months ended June 30, 2011. The improvement in gross margin was primarily due to a higher utilization rate in the first six months of 2012.

  The Company had a net loss attributable to holders of ordinary shares of US$35.8 million for the six months ended June 30, 2012 compared to a net income of US$6.5 million for the six months ended June 30, 2011 primarily due to a recovery of certain bad debt in 2011, which reduced the expense.

LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

We embraced the challenges as well as opportunities of 2012 during the first six months of the year. In tandem with stronger-than-expected growth in the global semiconductor industry during the first six months of 2012, SMIC sustained stable development and achieved double-digit growth for both the first and the second quarters, twice revising its revenue forecasts upwards. For the recently concluded second quarter, the Company achieved record-high quarterly revenue and reverted to a positive bottom-line in terms of operating profit and net profit. Gross profit margin hit double digits as a result of continued improvements, while our capacity utilization climbed to 95.2% for the second quarter of the current year, up from 65.6% for the fourth quarter of the previous year.

The foremost task of the new SMIC management team has been to enhance the Company’s profitability by improving its capacity utilization and operating efficiency in various ways, striving to deliver excellent performance in customer service, product mix and defect density, etc. Our outstanding improvement in the second quarter is a fine testament to the effective implementation of this range of measures. In terms of products, strong efforts were devoted to the execution of our product line differentiation strategy, which added value to our products and earned them higher average selling prices. For those products which were competitive and commanded higher profit margins, we leveraged our specific strengths and technological resources to introduce optimized specifications, smaller sizes or lower energy consumption ratios according to customers’ requirements. The higher utilization rates at our 8-inch shanghai fab since the beginning of the year are a clear indication of our steady progress in this area. Meanwhile, we have also delivered strong performance in production on advanced processes at our 12-inch fabs, as revenue from the 65/55 nm business for the second quarter increased to account for nearly one-third of our total revenue, and we target continued growth in revenue from our 45/40 nm process for the second half of the year.

During the first quarter of the year, we signed an agreement with IBM providing for cooperation in the development of 28 nm technology. We believe that this collaborative effort will reduce our risk exposure in the development of 28 nm technology and also shorten the development cycle, such that SMIC’s leadership in China’s wafer foundry industry will be enhanced and its gap with global industry leaders narrowed. In May 2012, we signed a Cooperation Framework Document with independent third parties of Beijing, expressing our mutual intent to establish a joint venture to facilitate the development of new, more advanced production facilities at the existing SMIC Beijing production. We believe that this move will provide a relief to the financial pressure we are subject to in pursuing the development of advanced processes and capacity expansion in Beijing. The joint venture is an integral part of our long-term strategy, while the actual scale of expansion and investment will depend on prevailing market conditions, our level of technological sophistication, and customers’ requirements. For now, we remain focused on the acceleration of technological research and development, rather than capacity expansion.

In terms of strengthening corporate governance at the Board level, we have formulated terms of reference and rules of proceedings for the committees under the Board, as well as the roles and responsibilities of the Directors. The new Nomination Committee has started performing its duties, with meetings convened on a regular basis. We are also pleased to welcome Dr. Chen Datong, who has joined the Board as an alternate Director to Professor Lawrence Juen-Yee Lau. His wealth of experience in the semiconductor industry and in investment will surely benefit SMIC’s future development.

We have made solid strides towards fundamental improvements, and we will continue with prudence and care to grow our business with strong customer partnerships focusing on customer demand and technology readiness, with a view to serving the best interest of shareholders.

Once again, we express sincere gratitude to all who have offered continued commitment and support to SMIC.

Zhang Wenyi	Tzu-Yin Chiu
Chairman of the Board and Executive Director	Chief Executive Officer and Executive Director

Shanghai, China
August 30, 2012

RESULTS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2012, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
For the six months ended June 30, 2012 and 2011

(in US$ thousands, except share and share related data)

(unaudited)

	Six months ended June 30,
	2012	2011
Sales	$754,536	$722,948
Cost of sales	612,977	603,898
Gross profit	141,559	119,050
Operating expenses (income):
Research and development	110,332	101,074
General and administrative	53,017	10,494
Selling and marketing	14,678	15,878
Other operating income	73	(441)
Total operating expenses, net	178,100	127,005
Loss from operations	(36,541)	(7,955)
Other income (expense):
Others, net	(12,413)	3,233
Total other income (expense), net	(12,413)	3,233
Loss from continuing operations before income tax
and equity investment	(48,954)	(4,722)
Income tax (expense) benefit	12,879	(4,993)
Gain from equity investment	814	2,094
Loss from continuing operations	(35,261)	(7,621)
Income from discontinued operations net
of tax effect	—	14,741
Net income (loss)	(35,261)	7,120
Accretion of interest to noncontrolling interest	(504)	(658)
Net income (loss) attributable to Semiconductor Manufacturing International
Corporation	(35,765)	6,462
Net income (loss) attributable to holders of ordinary shares	(35,765)	6,462
Net income (loss)	(35,261)	7,120
Other comprehensive income (loss):
Foreign currency translation adjustment	(186)	398
Comprehensive income (loss)	(35,447)	7,518
Comprehensive loss attributable to noncontrolling interest	(504)	(658)
Comprehensive income (loss) attributable to Semiconductor Manufacturing
International Corporation	$(35,951)	$6,860
Earnings (loss) per ordinary share, basic and diluted	$(0.00)	$0.00
Shares used in calculating basic and diluted
earnings (loss) per ordinary share	28,146,743,241	27,401,260,769

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED BALANCE SHEETS
As of June 30, 2012 and December 31, 2011

(in US$ thousands, except share data)
(unaudited)

	June 30,	December 31,
	2012	2011
ASSETS
Current assets:
Cash and cash equivalents	290,694	261,615
Restricted cash	224,137	136,907
Accounts receivable, net of allowances of $45,738 and
$42,821 at June 30, 2012 and December 31, 2011, respectively	264,115	165,234
Inventories	240,082	207,308
Prepaid expense and other current assets	95,239	93,723
Total current assets	1,114,267	864,787
Prepaid land use rights	76,461	77,231
Plant and equipment, net	2,444,895	2,516,578
Acquired intangible assets, net	234,912	179,279
Other long-term assets	104,301	90,054
TOTAL ASSETS	$3,974,836	$3,727,929
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	328,920	280,691
Accrued expenses and other current liabilities	145,988	142,479
Short-term borrowings	480,457	607,427
Current portion of promissory notes	29,375	29,374
Current portion of long-term debt	148,604	191,355
Total current liabilities	1,133,344	1,251,326
Long-term liabilities:
Promissory notes	14,380	28,560
Long-term debt	480,616	72,361
Government subsidy — deferred portion	123,369	125,335
Other long-term liabilities	5,440	1,333
Total long-term liabilities	623,805	227,589
Total liabilities	1,757,149	1,478,915
Noncontrolling interest	4,704	4,200
Commitments
Equity:
Ordinary shares	12,790	10,995
Convertible preferred shares	—	178
Additional paid-in capital	4,243,032	4,240,529
Accumulated other comprehensive loss	3,659	3,845
Accumulated deficit	(2,046,498)	(2,010,733)
Total equity	2,212,983	2,244,814
TOTAL LIABILITIES, NONCONTROLLING INTEREST AND EQUITY	$3,974,836	$3,727,929
Net current liabilities	$(19,077)	$(386,539)
Total assets less current liabilities	$2,841,492	$2,476,603

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF EQUITY
For the six months ended June 30, 2012 and 2011

(in US$ thousands, except share data)
(unaudited)

						Accumulated
					Additional	Other
			Convertible		Paid-in	comprehensive	Accumulated	Total
	Ordinary Shares		Preferred Shares		capital	Income(loss)	deficit	equity
	Share	Amount	Shares	Amount
Balance at January 1, 2011	27,334,063,747	$10,934	—	$—	$3,858,643	$(1,092)	$(1,698,947)	$2,169,538
Exercise of stock options	120,931,576	48	—	—	3,184	—	—	3,232
Issuance of convertible preferred shares	—	—	360,589,053	144	249,252	—	—	249,396
Issuance of warrants	—	—	—	—	364	—	—	364
Share-based compensation	—	—	—	—	4,154	—	—	4,154
Net income attributable to Semiconductor
Manufacturing International Corporation	—	—	—	—	—	—	6,462	6,462
Foreign currency translation adjustments	—	—	—	—	—	398	—	398
Balance at June 30, 2011	27,454,995,323	$10,982	360,589,053	$144	$4,115,597	$(694)	$(1,692,485)	$2,433,544
Balance at January 1, 2012	27,487,676,065	$10,995	445,545,911	$178	$4,240,529	$3,845	$(2,010,733)	$2,244,814
Exercise of stock options	32,527,565	13	—	—	419	—	—	432
Share-based compensation	—	—	—	—	3,688	—	—	3,688
Conversion of preferred shares	4,455,459,110	1,782	(445,545,911)	(178)	(1,604)	—
Net loss attributable to Semiconductor
Manufacturing International Corporation	—	—	—	—	—	—	(35,765)	(35,765)
Foreign currency translation adjustments	—	—	—	—	—	(186)	—	(186)
Balance at June 30, 2012	31,975,662,740	$12,790	—	$—	$4,243,032	$3,659	$(2,046,498)	$2,212,983

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
For the six months ended June 30, 2012 and 2011

(in US$ thousands)
(unaudited)

	Six months ended June 30,
	2012	2011
Operating activities
Net income (loss)	$(35,261)	$7,120
Depreciation and amortization	282,888	264,429
Loss from equity investment	(814)	(2,094)
Gain on deconsolidation of a subsidiary	—	(17,103)
Changes in working capital and others	(101,579)	(99,542)
Net cash provided by operating activities	145,234	152,810
Investing activities:
Purchase of property, plant and equipment	(198,150)	(677,501)
Purchase of intangible assets	(45,194)	(17,853)
Increase in short-term investments	(4,090)	(1,759)
Advance payment in connection with a proposed joint venture	—	(27,232)
Changes in restricted cash relating to investing activities	(84,663)	(40,735)
Others	—	7,426
Net cash used in investing activities	(332,097)	(757,654)
Financing activities:
Increase (decrease) in short-term borrowings	(126,969)	340,368
Increase (decrease) in long-term debt	365,505	(78,447)
Repayment of promissory notes	(15,000)	(15,000)
Proceeds from issuance of convertible preferred shares	—	249,396
Proceeds from exercise of employee stock options	432	3,232
Bank charge for loan facility arrangement	(7,992)	—
Net cash provided by financing activities	215,976	499,549
Effect of exchange rate changes	(34)	399
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	29,079	(104,896)
CASH AND CASH EQUIVALENTS, beginning of period	261,615	515,808
CASH AND CASH EQUIVALENTS, end of period	$290,694	$410,912
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Income taxes paid	$476	$1,678
Interest paid	$25,838	$16,501
SUPPLEMENTAL DISCLOSURES OF NON-CASH INVESTING OR FINANCING
ACTIVITIES
Amount included in accounts payable for plant and equipment	$(116,544)	$(249,521)
Amount included in liabilities for acquired intangible assets	$(60,222)	$(47,781)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
For the six months ended June 30, 2012 and 2011
(unaudited, in US$ thousands, except share data and those specified)

1.	BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements include the results of Semiconductor Manufacturing International Corporation and subsidiaries (the “Company”). All inter-company accounts and transactions have been eliminated in consolidation. The interim condensed consolidated financial statements have been prepared using the same accounting policies as those used in the preparation of the annual consolidated financial statements. The interim condensed consolidated financial statements included herein are unaudited and have been prepared in accordance with accounting principles generally accepted in the United States of America, or GAAP, applicable rules and regulations of the Securities and Exchange Commission regarding interim financial reporting, and the disclosure requirement of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. They do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. Accordingly, these interim condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and accompanying notes thereto contained in the Company’s Annual Report for the year ended December 31, 2011 dated on March 29, 2012. The December 31, 2011 condensed consolidated balance sheet included herein was derived from the audited financial statements as of that date, but does not include all other statements and disclosures required by GAAP. In the opinion of management, these interim condensed consolidated financial statements reflect all adjustments of a normal recurring nature necessary to present fairly the Company’s results for the interim periods. The preparation of financial statements in conformity with GAAP requires management to make certain estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities as of the date of the financial statements, as well as the reported amount of revenue and expenses during the reporting periods. Actual results could differ from those estimates. In addition, the Company’s operating results for the six months ended June 30, 2012 may not be indicative of the operating results for the full fiscal year or any other future period.

2.	FAIR VALUE

The Company defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, we consider the principal or most advantageous market in which we would transact and we consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of non-performance.

2.	FAIR VALUE (Continued)

The Company utilizes a fair value hierarchy that requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. Observable inputs are obtained from independent sources and can be validated by a third party, whereas unobservable inputs reflect assumptions regarding what a third party would use in pricing an asset or liability. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The Company establishes three levels of inputs that may be used to measure fair value that gives the highest priority to observable inputs and the lowest priority to unobservable inputs as follows:

	Level 1	— Quoted prices in active markets for identical assets or liabilities.

	Level 2	— Inputs other than quoted market prices in active markets that are observable, either directly or indirectly.

	Level 3	— Unobservable inputs to the valuation methodology that are significant to the measurement of fair value of assets or liabilities.

The Company uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Company performs a thorough analysis of its assets and liabilities that are subject to fair value measurements and disclosures to determine the appropriate level based on the observability of the inputs used in the valuation techniques. Assets and liabilities carried at fair value are classified in the categories described above based on the lowest level input that is significant to the fair value measurement in its entirety.

Assets/Liabilities measured at fair value on a recurring basis
Assets and liabilities measured on the Company’s balance sheet at fair value on a recurring basis subsequent to initial recognition consisted of the following:

	Fair Value Measurements at June 30, 2012 Using
				Total Gains
	Quoted Prices			(Losses)
	in Active	Significant		for the
	Markets for	Other	Significant	six months
	Identical	Observable	Unobservable	ended
	Instruments	Inputs	Inputs	June 30,
	(Level 1)	(Level 2)	(Level 3)	2012
Assets:
Forward foreign exchange contracts	$—	$79	$—	$1,328
Derivative assets measured at fair value	$—	$79	$—	$1,328
Liabilities:
Forward foreign exchange contracts	$—	$(728)	$—	$(677)
Interest rate swap contracts	—	(156)	—	(302)
Cross-currency interest swap contracts	—	—	—	(548)
Derivative liabilities measured at fair value	$—	$(884)	$—	$(1,527)

2.	FAIR VALUE (Continued)

Assets/Liabilities measured at fair value on a recurring basis (Continued)

	Fair Value Measurements at December 31, 2011 Using
	Quoted Prices			Total Gains
	in Active	Significant		(Losses)
	Markets for	Other	Significant	for the
	Identical	Observable	Unobservable	six months
	Instruments	Inputs	Inputs	ended
	(Level 1)	(Level 2)	(Level 3)	June 30, 2011
Assets:
Forward foreign exchange contracts	$—	$938	$—	$3,259
Derivative assets measured at fair value	$—	$938	$—	$3,259
Liabilities:
Forward foreign exchange contracts	$—	$(815)	$—	$(2,181)
Interest rate swap contracts	—	(405)	—	(586)
Cross-currency interest swap contracts	—	(463)	—	(303)
Derivative liabilities measured at fair value	$—	$(1,683)	$—	$(3,070)

The Company prices its derivative financial instruments, consisting of forward foreign exchange contracts and interest rate swap contracts using level 2 inputs such as exchange rates and interest rates for instruments of comparable durations and profiles. The fair value of the derivative instruments assets was recorded in prepaid expense and other current assets. The fair value of the derivative instruments liabilities was recorded in accrued expenses and other current liabilities.

The Company did not have any assets measured at fair value on a nonrecurring basis as of June 30, 2012 and December 31, 2011.

3.	DISCONTINUED OPERATIONS

On March 1, 2011, the Company sold its majority ownership interest in Semiconductor Manufacturing International (AT) Corporation (“AT”) and deconsolidated the entity. As a result, all previously issued preferred securities by AT were cancelled. The Company retained a 10% interest in AT and will account for such investment under the cost method in future periods as it no longer has a controlling financial interest nor significant influence over AT. The Company reported the results of the AT as a discontinued operation in the condensed consolidated statements of comprehensive income. No cash or other consideration was received by the Company in conjunction with the disposition.

The Company recorded a gain of $17,103 on the deconsolidation of AT equal to the difference between (i) the sum of (a) the fair value of the retained noncontrolling investments in AT, and (b) the carrying amount of the aforementioned noncontrolling interest in AT, and (ii) the carrying amount of AT’s assets and liabilities. Income from discontinued operations of $14,741 represents both the results of operations of AT for the period from January 1, 2011 to the date it was deconsolidated and the gain on deconsolidation of AT.

4.	REVENUE RECOGNITION

The Company manufactures semiconductor wafers for its customers based on the customers’ designs and specifications pursuant to manufacturing agreements and/or purchase orders. The Company also sells certain standard semiconductor products to customers. Revenue is recognized when persuasive evidence of an arrangement exists, service has been performed, the fee is fixed or determinable and collectability is reasonably assured. Sales to customers are recognized upon shipment and title transfer, if all other criteria have been met. The Company also provides certain services, such as mask making, testing and probing. Revenue is recognized when the services are completed or upon shipment of semiconductor products, if all other criteria have been met.

Customers have the right of return within one year pursuant to warranty and sales return provisions. The Company typically performs tests of its products prior to shipment to identify yield rate per wafer. Occasionally, product tests performed after shipment identify yields below the level agreed with the customer. In those circumstances, the customer arrangement may provide for a reduction to the price paid by the customer or for the costs to return products and to ship replacement products to the customer. The Company estimates the amount of sales returns and the cost of replacement products based on the historical trend of returns and warranty replacements relative to sales as well as a consideration of any current information regarding specific known product defects that may exceed historical trends.

5.	SHARE-BASED COMPENSATION

The Company grants stock options to its employees and certain non-employees. The Company’s total actual share-based compensation expense for the six months ended June 30, 2012 and 2011 are $3,688 and $4,154, respectively.

The fair value of each option grant and restricted share granted is estimated on the grant date using the Black-Scholes option pricing model with the following assumptions used for grants during the applicable period. The value of an option varies with different variables of certain subjective assumption.

	Six months ended June 30,
	2012	2011
Average risk-free rate of return	0.78%	1.27%
Expected term	5 years	4 years
Volatility rate	65.91%	70.32%
Expected dividend yield	0%	0%

Share-based compensation plans
The Company’s employee stock option plans (the “Plans”) allow the Company to offer a variety of incentive awards to employees, consultants or external service advisors of the Company.

In 2004, the Company adopted the 2004 Stock Option Plan (“2004 Option Plan”) whereby the Company grants stock options to attract, retain and motivate employees, directors and service providers. As of June 30, 2012, options to purchase 1,273,212,223 ordinary shares were outstanding. As of June 30, 2012, options to purchase 1,103,851,191 ordinary shares were available for future grants.

As of June 30, 2012, the Company also has options to purchase 109,425,208 ordinary shares outstanding under the 2001 Stock Plan. The Company has not issued stock options under this plan after its initial public offering.

5.	SHARE-BASED COMPENSATION (Continued)

Share-based compensation plans (Continued) A summary of the stock option activity and additional information regarding options outstanding as of June 30, 2012 is as follows:

			Weighted
		Weighted	average
		average	remaining	Aggregate
	Number of	exercise	contractual	intrinsic
	options	price	life	value
Outstanding at January 1, 2012	1,230,938,429	$0.10
Granted	258,052,706	$0.04
Exercised	(18,374,700)	$0.02
Cancelled or forfeited	(87,979,004)	$0.10
Outstanding at June 30, 2012	1,382,637,431	$0.08	6.97 years	$492
Vested or expected to vest
at June 30, 2012	994,379,327	$0.10	6.23 years	$329
Exercisable at June 30, 2012	472,772,373	$0.12	4.55 years	$216

During the six months ended June 30, 2012 and 2011, the total intrinsic value of the options exercised was $456 and $2,987, respectively.

The weighted average grant-date fair value of options granted for the six months ended June 30, 2012 and 2011 was $0.02 and $0.05, respectively.

Restricted share units
In January 2004, the Company adopted the 2004 Equity Incentive Plan (“2004 EIP”) whereby the Company provided additional incentives to the Company’s employees, directors and external consultants through the issuance of restricted shares, restricted share units and stock appreciation rights to the participants at the discretion of the Board of Directors. As of June 30, 2012, 146,832,129 restricted share units were outstanding and 496,202,711 ordinary shares were available for future grant through the issuance of restricted shares, restricted share units and stock appreciation rights. The restricted share units vest over a requisite service period of four years and expire 10 years from the date of grant.

A summary of the restricted share unit activities is as follows:

			Weighted
		Weighted	average
		average	remaining
	Number of	exercise	contractual	Aggregate
	share units	price	life	fair value
Outstanding at January 1, 2012	101,564,432	$0.07
Granted	62,670,000	$0.04
Exercised	(14,152,865)	$0.09
Cancelled or forfeited	(3,249,438)	$0.08
Outstanding at June 30, 2012	146,832,129	$0.06	9.22 years	$8,871
Vested or expected to vest
at June 30, 2012	96,926,565	$0.06	9.24 years	$5,786

Pursuant to the 2004 EIP, the Company granted 62,670,000 restricted share units during the six months ended June 30, 2012 and the fair value of the restricted share units at the date of grant was $0.04 which is expensed over the vesting period. As a result, the Company has recorded a compensation expense of $1,250 during the six months ended June 30, 2012.

5.	SHARE-BASED COMPENSATION (Continued)

Unrecognized compensation cost related to non-vested share-based compensation
As of June 30, 2012, there was $16,025 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the 2001 Stock Option Plan, 2004 Stock Option Plan and 2004 EIP. The cost is expected to be recognized over a weighted-average period of 1.50 years.

6.	RESTRICTED CASH

As of June 30, 2012, restricted cash consisted of $130,934 of bank time deposits pledged against letters of credit and short-term borrowings, and $93,203 of government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects. As of December 31, 2011, restricted cash consisted of $46,272 of bank time deposits pledged against letters of credit and short-term borrowings, and $90,635 of government subsidies for the reimbursement of research and development expenses to be incurred in certain government sponsored projects.

7.	DERIVATIVE FINANCIAL INSTRUMENTS

The Company has derivative instruments with following notional amounts:

	June 30,	December 31,
	2012	2011
Forward foreign exchange contracts	$147,107	$165,646
Interest rate swap contracts	24,000	48,000
Cross-currency interest rate swap contracts	—	3,670
	$171,107	$217,316

The Company purchases foreign-currency forward exchange contracts with contract terms expiring within one year to protect against the potential adverse effect of exchange rate fluctuations between the USD and other foreign- currency denominated purchase activities, principally the Renminbi, the Japanese Yen and the Euro. The foreign-currency forward exchange contracts do not qualify for hedge accounting in accordance with ASC 815. Notional amounts are stated in the US dollar equivalents at spot exchange rates at the respective dates.

	Notional	US dollar
Settlement currency	amount	equivalents
As of June 30, 2012
Japanese Yen	399,130	$5,009
Renminbi	902,537	142,098
		$147,107
As of December 31, 2011
Euro	3,600	$4,653
Renminbi	1,013,048	160,993
		$165,646

7.	DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

The Company entered into cross-currency interest rate swap agreements to protect against volatility of future cash flows caused by the changes in both interest rates and exchange rates associated with outstanding long-term debts that are denominated in a currency other than the USD. The cross- currency interest rate swap agreement does not qualify for hedge accounting in accordance with ASC 815, however, the gains or losses on the interest rate swap contracts were recognized as either interest income or interest expense. As of June 30, 2012, the Company had no outstanding cross-currency interest rate swap contracts. As of December 31, 2011, the outstanding cross-currency interest rate swap contracts were as follows:

	Notional	US dollar
Settlement currency	amount	equivalents
As of June 30, 2012
Euro	—	$—
As of December 31, 2011
Euro	2,839	$3,670
$3,670

The Company entered into various interest rate swap agreements to protect against volatility of future cash flows caused by the changes in interest rates associated with outstanding debt.

As of June 30, 2012 and December 31, 2011, the Company had outstanding interest rate swap contracts with notional amounts of $24,000 and $48,000, respectively.

The net fair values of each derivative instrument, by category, are as follows:

	June 30,	December 31,
	2012	2011
Forward foreign exchange contracts	$(649)	$123
Interest rate swap contracts	(156)	(405)
Cross-currency interest rate swap contracts	—	(463)
	$(805)	$(745)

8.	ACCOUNTS RECEIVABLES, NET OF ALLOWANCES

The Company determines credit terms ranging from 30 to 60 days for each customer on a case-by-case basis, based on its assessment of such customer’s financial standing and business potential with the Company.

An aging analysis of accounts receivable, net of allowances for doubtful accounts is as follows:

	June 30,	December 31,
	2012	2011
Current	$225,425	$134,958
Overdue:
Within 30 days	34,939	26,468
Between 31 to 60 days	3,477	1,083
Over 60 days	274	2,725
	$264,115	$165,234

8.	ACCOUNTS RECEIVABLES, NET OF ALLOWANCES (Continued)

The change in the allowances for doubtful accounts is as follows:

	June 30,	December 31,
	2012	2011
Balance, beginning of the period	$42,821	$49,373
Provision recorded	2,917	551
Write-offs	—	(703)
Reversal	—	(6,400)
Balance, end of the period	$45,738	$42,821

9.	INVENTORIES

	June 30,	December 31,
	2012	2011
Raw materials	$56,587	$54,853
Work in progress	113,582	93,472
Finished goods	69,913	58,983
	$240,082	$207,308

10.	PREPAID EXPENSE AND OTHER CURRENT ASSETS

A breakdown of prepaid expense and other current assets is as follows:

	June 30,	December 31,
	2012	2011
Other Receivables	$27,817	$30,336
Prepayments	57,592	52,805
Others	9,830	10,582
	$95,239	$93,723

11.	ACCOUNTS PAYABLE

An aging analysis of the accounts payable is as follows:

	June 30,	December 31,
	2012	2011
Current	$273,846	$194,434
Overdue:
Within 30 days	21,204	42,278
Between 31 to 60 days	16,346	16,327
Over 60 days	17,524	27,652
	$328,920	$280,691

12.	ACCRUED EXPENSE AND OTHER CURRENT LIABILITIES

A breakdown of accrued expense and other current liabilities is as follows:

	June 30,	December 31,
	2012	2011
Accrued Expense	$60,923	$45,675
Advance Receipts	66,108	68,660
Others	18,957	28,144
	$145,988	$142,479

Accrued expense increased by 33% from $45,675 for the six months ended June 30, 2011 to $60,923 for the six months ended June 30, 2012 primarily due to the increase of subcontract fee accrual, bonus accrual and warranty accrual.

13.	INDEBTEDNESS

Long-term and short-term debts are as follows:

		Interest rate
		for the six
		months
		ended June 30,	June 30,	December 31,
	Maturity	2012	2012	2011
Shanghai USD loan	2011–2013	4.30%–4.80%	$68,500	$26,523
Shanghai new syndicate loan	2012–2015	4.10%–4.24%	152,000	—
Beijing USD syndicate loan	2005–2012	2.93%–3.00%	80,104	180,084
Euro loan	2006–2012	2.55%–4.71%	—	8,271
Beijing USD & RMB loan	2011–2013	6.34%–6.71%	68,616	48,838
Beijing new syndicate loan	2012–2019	6.23%–6.30%	260,000	—
			629,220	263,716
Less: Current portion of long-term debts			148,604	191,355
Long-term debts			$480,616	$72,361
Short-term debts			$480,457	$607,427

Interest expense recorded were $17,312 and $10,132 for the six months ended June 30, 2012 and 2011, respectively.

14.	PROMISSORY NOTES

In connection with the litigation settlement with Taiwan Semiconductor Manufacturing Company in 2009, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000 as the settlement consideration. The Company has recorded a discount of $1,245 for the imputed interest on the notes and was recorded as a reduction of the face amounts of the promissory notes. The Company repaid $15,000 and $30,000 in 2012 and 2011, respectively. The outstanding promissory notes are as follows:

	June 30, 2012
		Discounted
Maturity	Face value	value
2012	15,000	14,792
2013	30,000	28,963
Total	$45,000	$43,755
Less: Current portion of promissory notes	$30,000	$29,375
Non-current portion of promissory notes	$15,000	$14,380

15.	CONVERTIBLE PREFERRED SHARES

All 360,589,053 convertible preferred shares issued to Country Hill Limited (“CHL”) and all 84,956,858 convertible preferred shares issued to Datang Holdings (Hongkong) Investment Company Limited (“Datang (Hongkong)”) were mandatorily converted into ordinary shares at the conversion rate of 10 ordinary shares per convertible preferred share on June 4, 2012. The warrant to subscribe for 72,117,810 convertible preferred shares and the warrant to subscribe for 16,991,371 convertible preferred shares issued to CHL and Datang (Hongkong), respectively, have expired.

16.	INCOME TAXES

The effective tax rate is based on expected income and statutory tax rates. For interim financial reporting, the Company estimates the annual tax rate based on projected taxable income for the full year and records a quarterly income tax provision in accordance with the guidance on accounting for income taxes in an interim period. As the year progresses, the Company refines the estimates of the year’s taxable income as new information becomes available. This is a continual estimation process that often results in a change to the expected effective tax rate for the year. When this occurs, the Company adjusts the income tax provision during the quarter in which the change in estimate occurs so that the year-to-date provision reflects the expected annual tax rate.

The Company’s PRC entities, which mainly include SMIC Shanghai, SMIC Beijing and SMIC Tianjin, are subject to PRC’s income tax laws. The Company’s other subsidiaries are subject to respective local income tax laws, including those of Japan, the United States of America, Hong Kong, Taiwan and Europe.

17.	SEGMENT AND GEOGRAPHIC INFORMATION

The Company is engaged principally in the computer-aided design, manufacturing, packaging, testing and trading of integrated circuits. The Company’s chief operating decision maker has been identified as the Chief Executive Officer, who reviews consolidated results of manufacturing operations when making decisions about allocating resources and assessing performance of the Company. The Company believes it operates in one segment.

The following table summarizes the Company’s net revenues generated from different geographic locations:

	Six months ended June 30,
	2012	2011
Total sales:
United States	$421,176	$393,081
Europe	13,328	21,098
Asia Pacific(1)	14,239	9,441
Taiwan	58,951	60,957
Japan	980	305
China(2)	245,862	238,066
	$754,536	$722,948

(1)	Not including Taiwan, Japan, China

(2)	Including Hong Kong

Revenue is attributed to a geographic location based on the location of a customer’s headquarters. Substantially all of the Company’s long-lived assets are located in the PRC.

18.	LOSS FROM OPERATIONS

	Six months ended June 30,
	2012	2011
Loss from operations is arrived at after charging and crediting:
Depreciation and amortization of property, plant and equipment	$267,612	$247,890
Amortization of prepaid land use rights	770	769
Amortization of acquired intangible assets	15,276	16,539
Gain (loss) from sales of equipment and other fixed assets	$374	$(101)

19.	TRANSACTIONS WITH MANAGED GOVERNMENT OWNED FOUNDRIES

The Company provided management services to Cension Semiconductor Manufacturing Corporation (“Cension”), a foundry owned by a municipal government, until October 2010. The Company further negotiated with Cension and reached an agreement to settle the balances between the two parties. Cension agreed to make a cash payment of $47,080 to the Company. The remaining balances were relinquished. The Company had collected $38,525 of payments from Cension as of June 30, 2011 and had eliminated a payable of $13,718 due to Cension during the six months ended June 30, 2011. Both of the collection and elimination were recorded as reduction of general and administrative expense in the consolidated statements of operations.

The Company also provided management services to Wuhan Xinxin Semiconductor Manufacturing Corporation (“Xinxin”), which is a government-owned foundry. In 2009, the Company ceased its recognition of management service revenue due to issues of collectability. The service fee collected in the six months ended June 30, 2012 was nil. In the six months ended June 30, 2011, the Company received $21,644 from Xinxin, $14,730 of which related to accounts receivable previously provided for, and as such was recorded as a reduction of general and administrative expense in the consolidated statements of comprehensive income, while the remainder, $6,914, was recorded as revenue.

An advance of $28.0 million was made in the first half of 2011 in connection with a proposed joint venture between the holding company of Xinxin and the Company, which is subject to the approval by the government authority.

20.	RECONCILIATION OF EARNINGS (LOSS) PER SHARE

	Six months ended June 30,
	2012	2011
(in US$ thousands except per share data)
Numerator:
Loss from continuing operations	(35,261)	(7,621)
Accretion of interest to non-controlling interest	(504)	(658)
Loss from continuing operations attributable to ordinary shares	(35,765)	(8,279)
Income from discontinued operations attributable to
ordinary shares	—	14,457
Denominator:
Weighted average shares used in calculating basic and diluted earnings
(loss) per ordinary share	28,146,743,241	27,401,260,769
Income (loss) per ordinary share, basic and diluted
— continuing operations	$(0.00)	$(0.00)
— discontinued operations	—	$0.00

21.	COMMITMENTS

As of June 30, 2012 the Company had the following commitments to purchase machinery, equipment and construction obligations. The machinery and equipment is scheduled to be delivered to the Company’s facility by June 30, 2013.

At June 30,
2012
Facility construction	$37,762
Machinery and equipment	350,872
$388,634

22.	DIVIDEND

No dividend has been paid or declared by the Company during the six months ended June 30, 2012 and 2011, respectively.

23.	SETTLEMENT

The Company settled all pending litigation with TSMC on November 9, 2009, including the legal action filed in California for which a verdict was returned by the jury against SMIC on November 4, 2009, with a Settlement Agreement (the “2009 Settlement Agreement”) which replaced the 2005 Settlement Agreement. The major terms of the 2009 Settlement Agreement include 1) payment to TSMC of an aggregate of US$200 million in installments over a period of four years, and 2) Commitment to grant to TSMC of 1,789,493,218 shares of SMIC and a warrant exercisable within three years of issuance to subscribe for 695,914,030 shares of SMIC, at a purchase price of HK$1.30 per share, subject to receipt of required government and regulatory approvals.

On July 5, 2010, the Company issued 1,789,493,218 shares and warrant to subscribe for 707,899,976 shares as adjusted under the anti-dilutive clause pursuant to the 2009 Settlement Agreement to TSMC. As of June 30, 2012, the number of ordinary shares deliverable to TSMC upon exercise of the warrant was further adjusted to 840,141,387. TSMC has not exercised any part of the warrant.

Under this settlement agreement, the remaining promissory note of $40,000 under the prior settlement agreement was cancelled. In connection with the new settlement, the Company issued twelve non-interest bearing promissory notes with an aggregate amount of $200,000 as the settlement consideration. As of June 30, 2012, the Company repaid $155,000 in promissory notes to TSMC in connection with the 2009 Settlement Agreement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Board of Directors (the “Board”) of Semiconductor Manufacturing International Corporation (the “Company”) would like to announce the unaudited interim results of operations of the Company and its subsidiaries for the six months ended June 30, 2012, and would like to express their gratitude to the shareholders and their staff for the support of the Company.

SALES

Sales increased by 4.4% from US$722.9 million for the six months ended June 30, 2011 to US$754.5 million for the six months ended June 30, 2012, primarily due to an increase in wafer revenue during this period as well as a significant increase in American sales. The number of wafer shipments increased 8.7% from 922,783 8-inch wafer equivalents for the six months ended June 30, 2011 to 1,003,372 8-inch wafer equivalents for the six months ended June 30, 2012.

COST OF SALES AND GROSS PROFIT

Cost of sales increased by 1.5% from US$603.9 million for the six months ended June 30, 2011 to US$613.0 million for the six months ended June 30, 2012.

The Company had a gross profit of US$141.6 million for the six months ended June 30, 2012 compared to a gross profit of US$119.1 million for the six months ended June 30, 2011, an increase of 18.9%. Gross margins increased to 18.8% for the six months ended June 30, 2012 from 16.5% for the six months ended June 30, 2011. The increase in gross margin was primarily due to a higher utilization rate in the first six months of 2012.

OPERATING INCOME, EXPENSES AND LOSS FROM OPERATIONS

Operating expenses increased by 40.2% from US$127.0 million for the six months ended June 30, 2011 to US$178.1 million for the six months ended June 30, 2012.

Research and development expenses increased by 9.1% from US$101.1 million for the six months ended June 30, 2011 to US$110.3 million for the six months ended June 30, 2012, primarily due to an increase in depreciation expense.

Selling and marketing expenses decreased by 7.5% from US$15.9 million for the six months ended June 30, 2011 to US$14.7 million for the six months ended June 30, 2012, primarily due to a decrease in commission fees and payroll expenses related to selling activities.

General and administrative expenses increased by 404.8% from US$10.5 million for the six months ended June 30, 2011 to US$53.0 million for the six months ended June 30, 2012, primarily due to a recovery of certain bad debt in 2011, which reduced the expense.

Income from the disposal of properties increased from a loss of US$0.1 million for the six months ended June 30, 2011 to a gain of US$0.4 million for the six months ended June 30, 2012.

The Company’s operating loss was US$36.5 million for the six months ended June 30, 2012 compared to operating loss of US$8.0 million for the six months ended June 30, 2011.

The Company’s operating margin was negative 4.8% for the six months ended June 30, 2012 and negative 1.1% for the six months ended June 30, 2011.

OTHER INCOME (EXPENSES)

Other expense was US$12.4 million for the six months ended June 30, 2012 compared to other income of US$3.2 million for the six months ended June 30, 2011.

The Company’s net foreign exchange gain and loss, including operating, financing, and investing activities, was a loss of US$1.9 million for the six months ended June 30, 2012 compared to a gain of US$7.9 million for the six months ended June 30, 2011.

INCOME FROM DISCONTINUED OPERATIONS

Income from discontinued operations of US$14.7 million represents both the results of operations of Semiconductor Manufacturing International (AT) Corporation (“AT”) for the period from January 1, 2011 to March 1, 2011, the date it was deconsolidated, and a gain on deconsolidation of AT.

NET INCOME

Due to the factors described above, the Company had a net loss attributable to holders of ordinary shares of US$35.8 million for the six months ended June 30, 2012 compared to a net income of US$6.5 million for the six months ended June 30, 2011.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2012, the Company incurred capital expenditures of US$266.7 million compared to US$617.0 million for the six months ended June 30, 2011. The Company has financed capital expenditure substantially with cash flows generated from operations and financing activities.

The Company had US$290.7 million in cash and cash equivalents as of June 30, 2012. These cash and cash equivalents are held in the form of United States Dollars, Japanese Yen, Euros, and Chinese Renminbi. The net cash provided by operating activities decreased by 4.97% from US$152.8 million as of June 30, 2011 to US$145.2 million as of June 30, 2012.

Net cash used in investing activities was US$332.1 million for the six months ended June 30, 2012, primarily attributable to purchases of plant and equipment for the fab in Shanghai and fab in Beijing. For the six months ended June 30, 2011, net cash used in investing activities was US$757.7 million primarily attributable to purchases of plant and equipment for the fab in Shanghai and the fab in Beijing.

The Company’s net cash provided by financing activities was US$216.0 million for the six months ended June 30, 2012. This was primarily resulting from US$604.5 million in proceeds from short-term borrowings, US$475.0 million in proceeds from long-term debt, US$15.0 million in the repayment of promissory notes, US$731.4 million in the repayment of short-term borrowings, and US$109.5 million in the repayment of long-term debt.

As of June 30, 2012, the Company’s outstanding long-term liabilities primarily consisted of US$629.2 million in secured bank loans, and US$148.6 million classified as the current portion of long-term loans. The long- term loans are repayable in instalments which commenced in June 2006 and will conclude with the last payments due in March 2019.

2009 USD & RMB Loan Facility (SMIC Shanghai). In June 2009, SMIC Shanghai entered into the Shanghai USD & RMB loan, a new two-year loan facility in the principal amount of US$80 million and RMB200 million respectively with The Export-Import Bank of China. This facility is secured by the manufacturing equipment located in SMIC Shanghai’s 12-inch fab. This two-year bank facility was used to finance future expansion and general corporate needs for SMIC Shanghai’s 12-inch fab. The Loan was fully repaid in 2011. The interest rate on this loan facility ranged from 2.40% to 4.86% for the six months ended June 30, 2011. The interest expense incurred for the six months ended June 30, 2011 was US$1.7 million, of which US$0.6 million was capitalized as additions to assets under construction for the six months ended June 30, 2011.

2011 USD Loan Facility (SMIC Shanghai). In April 2011, SMIC Shanghai entered into the Shanghai USD loan, a two-year trading facility in the principal amount of US$69.5 million with The Export-Import Bank of China. This two-year bank facility was used to finance future expansion of SMIC Shanghai’s 12-inch fab. As of June 30, 2012, SMIC Shanghai had drawn down US$69.5 million and repaid US$1 million on this loan facility. The principal of US$2 million will be repayable within 2012 and US$66.5 million payable in June 2013. The interest rate on this loan facility ranged from 4.30% to 4.80% for the six months ended June 30, 2012. The interest expense incurred for the six months ended June 30, 2012 and 2011 was US$1.55 million and US$0.03 million, respectively, of which US$0.62 million and US$0.01 million was capitalized as additions to assets under construction for the six months ended June 30, 2012 and 2011, respectively.

2012 USD$268M Loan Facility (SMIC Shanghai). In March 2012, SMIC Shanghai entered into a loan facility in the aggregate principal amount of US$268 million from a consortium of international and Chinese banks. This three-year bank facility was used to finance future working capital for SMIC Shanghai’s 8-inch fab. The facility is secured by the manufacturing equipment located in the SMIC Shanghai 8-inch fabrication facilities, plants and land use right of SMIC Shanghai. As of June 30, 2012, SMIC Shanghai had drawn down US$152 million on this loan facility. The principal amount is repayable from September 2013 to March 2015. The interest rate on this loan facility ranged from 4.10% to 4.24% for the six months ended June 30, 2012. The interest expense incurred for the six months ended June 30, 2012 was US$2.08 million, of which US$0.84 million was capitalized as additions to assets under construction for the six months ended June 30, 2012.

Any of the following in respect of SMIC Shanghai would constitute an event of default during the term of the loan agreement:

1.	(Short term loans + Long term Debt Current Portion + Long term Bank Loans)/Total Equity is more than 60%; or

2.	(Net profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses)/Financial Expenses is less than 500% before December 31, 2012, and less than 1000% after January 1, 2013; or

3.	(Total Equity – Acquired Intangible Assets Net) is less than US$800 million before December 31, 2012, and less than US$1000 million after January 1, 2013; or

4.	Debt Service Coverage Ratio is less than 2.0X during the term of the loan repayment. Debt Service Coverage Ratio means trailing four quarters EBITDA ( Net Profit + Depreciation + Amortization + Income Tax Provision + Financial Expenses) divided by scheduled repayment of long term loan and related financial expense for all bank borrowings (including hire purchases, leases and other borrowed monies, but not including medium/short term revolving bank loans) for the same period.

SMIC Shanghai was in compliance with these covenants as of June 30, 2012.

2005 Loan Facility (SMIC Beijing). In May 2005, Semiconductor Manufacturing International (Beijing) Corporation (“SMIC Beijing”) entered into the Beijing USD syndicate loan, a five year loan facility in the aggregate principal amount of US$600 million, with a syndicate of financial institutions based in the PRC. This five-year bank loan was used to expand the capacity of SMIC Beijing’s fabrication facilities. The facility was secured by the manufacturing equipment located in the SMIC Beijing 12-inch fabrication facilities. The Company has guaranteed SMIC Beijing’s obligations under this facility. The principal amount was repayable starting from December 2007 in six equal semi-annual instalments. On June 26, 2009, SMIC Beijing and the syndicate amended the syndicated loan agreement to defer the commencement of the three remaining semi-annual payments to December 28, 2011. As of June 30, 2012, SMIC Beijing had repaid US$519.9 million according to the repayment schedule. The amendment includes a provision for mandatory early repayment of a portion of the outstanding balance if SMIC Beijing’s financial performance exceeds certain pre-determined benchmarks. The amendment was accounted for as a modification as the terms of the amended instrument were not substantially different from the original terms. The interest rates as a result of the amendment, changed from 2.93% to 3.00%. The interest expense incurred for the six months ended June 30, 2012 and 2011 was US$3.1 million and US$4.5 million, respectively, of which US$0.9 million and US$3.0 million was capitalized as additions to assets under construction for the six months ended June 30, 2012 and 2011, respectively.

The Beijing USD syndicate loan contains covenants to maintain minimum cash flows as a percentage of non-cash expenses and to limit total liabilities, excluding shareholder loans, as a percentage of total assets. SMIC Beijing was in compliance with these covenants as of June 30, 2012.

2011 USD & RMB Loan Facility (SMIC Beijing). In September 2011, SMIC Beijing entered into the USD & RMB Loan, a two-year working capital loan facility in the principal amount of US$25 million & RMB150 million (equivalent to approximately $24 million) with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of December 31, 2011, SMIC Beijing had drawn down all of US$25 million & RMB 150 million (equivalent to approximately $24 million) on this loan facility. The principal amount is repayable in September 2013. The interest rate on this loan facility ranged from 6.34% to 6.71% for the six months ended June 30, 2012. The interest expense incurred for the six months ended June 30, 2012 was US$1.6 million, of which US$0.5 million was capitalized as additions to assets under construction for the six months ended June 30, 2012.

2012 EXIM USD Loan Facility (SMIC Beijing). In March 2012, SMIC Beijing entered into the new USD Loan, a two-year working capital loan facility in the principal amount of US$30 million with The Export-Import Bank of China. This two-year bank facility was used for working capital purposes. As of June 30, 2012, SMIC Beijing had drawn down US$20 million on this loan facility. The principal amount is repayable in March 2014. The interest rate on this loan facility ranged from 6.53% to 6.60% for the six months ended June 30, 2012. The interest expense incurred for the six months ended June 30, 2012 was US$0.3 million, of which US$0.1 million was capitalized as additions to assets under construction for the six months ended June 30, 2012.

2012 USD$600M Loan Facility (SMIC Beijing). In March 2012, SMIC Beijing entered into the Beijing USD syndicate loan, a seven-year loan facility in the aggregate principal amount of $600 million, with a syndicate of financial institutions based in the PRC. This seven-year bank facility was used to expand the capacity of SMIC Beijing’s 12 inch fabrication facilities. The loan facility is secured by the manufacturing equipment located in the SMIC Beijing and SMIC Tianjin fabrication facilities. As of June 30, 2012, SMIC Beijing had drawn down US$260 million, on this loan facility. The principal amount is repayable from March 2014. The interest rate on this loan facility ranged from 6.23% to 6.30% for the six months ended June 30, 2012. The interest expense incurred for the six months ended June 30, 2012 was US$3.7 million, of which US$1.1 million was capitalized as additions to assets under construction for the six months ended June 30, 2012.

Any of the following in respect of SMIC Beijing would constitute an event of default during the term of the loan agreement:

1.	Total liabilities/total assets is more than 65% (Total liabilities do not include shareholder’s Loans); or

2.	(Net Profit + Depreciation + Amortization + Interest Expenses + Cash flow from Financing)/(Principal + Interest expenses) is less than 100%.

SMIC Beijing was in compliance with these covenants as of June 30, 2012.

2006 Loan Facility (SMIC Tianjin). In May 2006, SMIC Tianjin entered into a loan facility in the aggregate principal amount of US$300.0 million from a consortium of international and Chinese banks. This facility was secured by the manufacturing equipment located in our Tianjin fabrication facilities, except for the manufacturing equipment purchased using the EUR denominated loan. The Company has guaranteed SMIC Tianjin’s obligations under this facility. As of June 30, 2011, SMIC Tianjin had drawn down US$259.0 million on this loan facility. The principal amount was repayable starting from February 2010 in six semi-annual installments. As of June 30, 2011, SMIC Tianjin had repaid US$215.9 million. The interest rate on the loan ranged from 1.65% to 1.71% for the six months ended June 30, 2011. The interest expense incurred for the six months ended June 30, 2011 was US$0.5 million, of which US$0.07 million was capitalized as additions to assets under construction for the six months ended June 30, 2011. In August 2011, the facility was fully repaid.

2005 EUR Loan Facility. On December 15, 2005, the Company entered into a EUR denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately $105 million) with ABN Amro Bank N.V. Shanghai Branch. The drawdown period of the facility ended on the earlier of (i) thirty six months after the execution of the agreement or (ii) the date on which the loans have been fully drawn down. Each draw down made under the facility shall be repaid in full by us in ten equal semi-annual instalments. SMIC Tianjin had drawn down in 2006 and SMIC Shanghai had drawn down in 2007 and 2008. In May and June 2012, SMIC Shanghai repaid the remaining balance of EUR 6.4 million. The interest rate was variable from 2.55% to 4.71% for the six months ended June 30, 2012. The interest expense incurred for the six months ended June 30, 2012 and 2011 were US$0.23 million and US$0.4 million, respectively, of which US$0.09 million and US$0.1 million was capitalized as additions to assets under construction for the six months ended June 30, 2012 and 2011, respectively.

Short-term Credit Agreements. As of June 30, 2012, the Company had short-term credit agreements that provided total credit facilities up to approximately US$889.0 million on a revolving credit basis. As of June 30, 2012, the Company had drawn down approximately US$480.5 million under these credit agreements and approximately US$408.5 million is available for future borrowings. The outstanding borrowings under the credit agreements are unsecured, except for US$125.3 million, which is secured by term deposits of US$122.9 million, and an additional balance of US$52.0 million, which is secured by real property with an original cost of US$17.5 million.

The interest expense incurred for the six months ended June 30, 2012 and 2011 were US$12.8 million and US$9.7 million, respectively. The interest rate on the loans ranged from 2.00% to 7.22% for the six months ended June 30, 2012.

CAPITALIZED INTEREST

Interest cost incurred on funds used to construct plant and equipment during the active construction period is capitalized, net of government subsidies received. The interest capitalized is determined by applying the borrowing interest rate to the average amount of accumulated capital expenditures for the assets under construction during the period. Capitalized interest is added to the cost of the underlying assets and is amortized over the useful life of the assets. Capitalized interest of US$9.1 million and US$8.7 million has been added to the cost of the underlying assets during the six months ended June 30, 2012 and June 30, 2011, respectively, and is amortized over the respective useful life of the assets. For the six months ended June 30, 2012 and June 30, 2011, the Company recorded amortization expenses related to capitalized interest of US$4.6 million and US$3.4 million, respectively.

COMMITMENTS

As of June 30, 2012, the Company had commitments of US$37.8 million for facilities construction obligations in Beijing, Tianjin, Shanghai and SMIC (Wuhan) Development Corporation and US$350.9 million to purchase machinery and equipment mainly for the Beijing, Tianjin and Shanghai fabrication facilities in the coming 18 months.

DEBT TO EQUITY RATIO

As of June 30, 2012, the Company’s debt to equity ratio was 50.1% calculated by dividing the sum of the short-term borrowings, current portion of long-term debt, and long-term debt by total shareholders’ equity.

FOREIGN EXCHANGE RATE FLUCTUATION RISK

The Company’s revenues, expenses, and capital expenditure are primarily transacted in USD. However, since the Company has operations consisting of manufacturing, sales activities and capital purchasing conducted in currencies other than USD, the Company is exposed to the effect of changes in exchange rates primarily related to the Euros, Japanese Yen, and Chinese Renminbi.

To minimize these risks, the Company purchases foreign-currency forward exchange contracts with contract terms normally lasting less than twelve months to protect against the adverse effect that exchange rate fluctuations may have on foreign currency denominated activities. These forward exchange contracts are principally denominated in Chinese Renminbi, Japanese Yen or Euros and do not qualify for hedge accounting in accordance with ASC 815. As of June 30, 2012, the Company had outstanding foreign currency forward exchange contracts with an aggregate notional amount of US$147.1 million, all of which will mature before June 2013. Notional amounts are stated in USD equivalent spot market exchange rates, as of the respective dates.

For the period ended June 30, 2012, the effect of marking the foreign currency forward exchange contracts to fair value was a loss of approximately US$0.65 million. The Company does not enter into foreign currency exchange contracts for speculative purposes.

CROSS CURRENCY SWAP FLUCTUATION RISK

On December 15, 2005, the Company entered into a Euros denominated long-term loan facility agreement in the aggregate principal amount of EUR 85 million (equivalent to approximately $105 million) with ABN Amro Bank N.V. Shanghai Branch. To minimize risk, the company entered into a cross currency swap contract with contract terms fully matching the repayment schedule of the long-term loan to protect against the adverse effect of exchange rate fluctuations arising from the foreign currency denominated loan. The cross currency swap contract does not qualify for hedge accounting in accordance with ASC 815.

As of June 30, 2011, the Company had outstanding cross currency swap contracts with an aggregate notional amount of US$8.2 million. Notional amounts are stated in USD equivalent spot market exchange rates, as of the respective dates.

The effect of marking the foreign currency forward exchange contracts to fair value was a loss of approximately US$0.12 million for the period ending June 30, 2011. The Company does not enter into foreign currency exchange contracts for speculative purposes.

At June 30, 2012, the Company had no outstanding cross currency swap contracts which have matured together with the above mentioned Euros long-term loan facility agreement in May 2012.

INTEREST RATE RISK

The Company’s exposure to interest rate risks relates primarily to the Company’s long-term debt obligations, which the Company generally assumes to fund capital expenditures and working capital requirements. The Company’s long-term debt obligations are all subject to variable interest rates. The interest rates on the Company’s USD-denominated loans are linked to the LIBOR. The interest on the Company’s Euro-denominated loans are linked to the EURIBOR. As a result, the interest rates on the Company’s loans are subject to fluctuations in the underlying interest rates to which they are linked.

As of June 30, 2012, the Company had outstanding interest rate swap contracts with an aggregate notional amount of US$24 million all of which will mature before December 2012.

EMPLOYEES EQUITY INCENTIVE PLAN

Save as disclosed in this interim report, there is no material change to the information disclosed in the 2011 annual report of the Company in relation to the number and remuneration of employees, remuneration policies, bonus and share option schemes of employees.

PROSPECTS AND FUTURE PLANS

We are pleased by our progress to date in 2012 and will continue our strategic execution in capturing growth opportunities via technology advancement and value-added differentiation. Looking into the second half of 2012, we are currently expecting the overall macro growth momentum to be relatively slower than the first half of 2012, due to an unclear macroeconomic environment, but we believe that our much strengthened position in value-creation through improved quality, enhanced operational efficiency, product differentiation, and faster turn-around, as well as our solidified partnership with both international and domestic customers, will lead us to being the preferred foundry service provider in China for the long term.

SHARE CAPITAL

During the six months ended June 30, 2012, the Company issued 18,374,700 and 14,152,865 ordinary shares of the Company (“Ordinary Shares”) as a result of the exercise of equity awards granted pursuant to the Company’s 2004 stock option plan (the “Stock Option Plan”) and the Company’s 2004 equity incentive plan (the “2004 Equity Incentive Plan”), respectively.

Number of Shares Outstanding
Outstanding Share Capital as of June 30, 2012:
Ordinary Shares	31,975,662,740

Under the terms of the Company’s 2004 Equity Incentive Plan, the Compensation Committee may grant restricted share units (“Restricted Share Units”) to eligible participants. Each Restricted Share Unit represents the right to receive one Ordinary Share. Restricted Share Units granted to new employees and existing employees generally vest at a rate of 25% upon the first, second, third, and fourth anniversaries of the vesting commencement date. Upon vesting of the Restricted Share Units and subject to the terms of the Insider Trading Policy and the payment by the participants of applicable taxes, the Company will issue the relevant participants the number of Ordinary Shares underlying the awards of Restricted Share Unit.

For the six months ended June 30, 2012, the Compensation Committee granted a total of 62,670,000 Restricted Share Units. The remaining vesting dates of these Restricted Share Units (after deducting the number of Restricted Share Units granted but cancelled due to the departure of eligible participants prior to vesting) approximately are as follows:

Approximate no. of Restricted Share Units (the actual number of shares eventually to be issued may change due to departure of
Vesting Dates	eligible participants prior to vesting)
2012
1-Jan	8,386,563
4-Feb	1,679,399
23-Feb	1,679,399
12-Mar	125,000
31-Mar	125,000
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500
27-Oct	50,000
2012 Total	25,567,969
2013
1-Jan	8,386,561
4-Feb	1,679,398
23-Feb	1,679,398
12-Mar	125,000
31-Mar	125,000
1-May	15,667,500
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
1-Sep	187,500
2013 Total	41,185,465
2014
1-Jan	8,386,563
4-Feb	1,679,399
23-Feb	1,679,399
12-Mar	125,000
31-Mar	125,000
1-May	15,667,500
24-May	1,684,993
30-Jun	2,330,024
5-Aug	9,320,093
1-Sep	187,500
2014 Total	41,185,471
2015
1-Jan	4,339,009
1-May	15,667,500
24-May	1,684,992
30-Jun	2,330,023
5-Aug	9,320,093
2015 Total	33,341,617
2016
1-May	15,667,500
2016 Total	15,667,500

REPURCHASE SALE OR REDEMPTION OF SECURITIES

The Company has not repurchased, sold or redeemed any of its securities during the six months ended June 30, 2012.

The Company is committed to remaining an exemplary corporate citizen and maintaining a high level of corporate governance in order to protect the interests of its shareholders.

CORPORATE GOVERNANCE PRACTICES

The HKSE’s Corporate Governance Code (the “CG Code”) as set out in Appendix 14 of the Listing Rules, which contains code provisions to which an issuer, such as the Company, is expected to comply or advise as to reasons for deviations (the “Code Provisions”) and recommended best practices which an issuer is encouraged to implement (the “Recommended Practices”). The Corporate Governance Policy of the Company came into effect on January 25, 2005 after approval by the Board (and was subsequently updated by the Board on July 26, 2005 and April 24, 2009, November 7, 2011 and March 23, 2012, respectively) (the “CG Policy”). The CG Policy, a copy of which can be obtained on the Company’s website at www.smics.com under “Investor Relations > Corporate Governance > Policy and Procedures”, incorporates all of the Code Provisions of the CG Code except for paragraph E.1.3 which relates to the notice period for general meetings of the Company, and many of the Recommended Practices.

In addition, the Company has adopted or put in place various policies, procedures, and practices in compliance with the provisions of the CG Policy.

None of the Directors is aware of any information which would reasonably indicate that the Company is not, or was not, during the period from January 1, 2012 to June 30, 2012, in compliance with the CG Code.

MODEL CODE FOR SECURITIES TRANSACTIONS BY DIRECTORS OF LISTED ISSUERS

The Company has adopted an Insider Trading Compliance Program (the “Insider Trading Policy”) which encompasses the requirements of the Model Code as set out in Appendix 10 of the Listing Rules (the “Model Code”). The Company, having made specific enquiry of all Directors, confirms that all Directors have complied with the Insider Trading Policy and the Model Code throughout the six months ended June 30, 2012. The senior management of the Company as well as all officers, Directors, and employees of the Company and its subsidiaries are also required to comply with the provisions of the Insider Trading Policy.

THE BOARD

The Board has a duty to the Company’s shareholders to direct and oversee the affairs of the Company in order to maximize shareholder value. The Board, acting by itself and through the various committees of the Board, actively participates in and is responsible for the determination of the overall strategy of the Company, the establishment and monitoring of the achievement of corporate goals and objectives, the oversight of the Company’s financial performance and the preparation of the accounts, the establishment of corporate governance practices and policies, and the review of the Company’s system of internal controls. The management of the Company is responsible for the implementation of the overall strategy of the Company and its daily operations and administration. The Board has access to the senior management of the Company to discuss enquiries on management information.

The Board consists of nine Directors and one Alternate Director as at the date of this interim report. Directors may be elected to hold office until the expiration of their respective terms upon a resolution passed at a duly convened shareholders’ meeting by holders of a majority of the Company’s issued shares being entitled to vote in person or by proxy at such meeting. The Board is divided into three classes with one class of Directors eligible for re-election at each annual general meeting of shareholders.

Each class of Directors will serve a term of three years. The Class I Directors were re-elected for a term of three years at the 2011 AGM (except Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu whose appointment as Directors took effect on June 30, 2011 and August 5, 2011 respectively) to hold office until the 2014 annual general meeting of the Company. The Class II Directors were re-elected for a term of three years at the 2012 annual general meeting to hold office until the 2015 annual general meeting of the Company. The Class III Directors were re-elected at the 2010 annual general meeting (except Professor Lawrence Juen-Yee Lau, whose appointment as Director took effect from June 30, 2011) for a term of three years to hold office until the 2013 annual general meeting of the Company.

For the six months ended June 30, 2012, the Board has complied with the minimum requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors on the Board, and complied with the requirement that these should include one such Director with appropriate professional qualifications or accounting or related financial management expertise.

As of the date of this interim report, the roles of the Chairman and Chief Executive Officer are segregated and such roles are exercised by Mr. Zhang Wenyi and Dr. Tzu-Yin Chiu, respectively.

The following table sets forth the names, classes and categories of the directors as at the date of this report:

Name of Director	Category of Director	Class of Director
Zhang Wenyi	Chairman, Executive Director	Class I
Tzu-Yin Chiu	Chief Executive Officer, Executive Director	Class I
Gao Yonggang	Non-executive Director	Class I
Chen Shanzhi	Non-executive Director	Class II
Lip-Bu Tan	Independent Non-executive Director	Class II
Frank Meng	Independent Non-executive Director	Class II
Tsuyoshi Kawanishi	Independent Non-executive Director	Class III
Zhou Jie	Non-executive Director	Class III
Lawrence Juen-Yee Lau	Non-executive Director	Class III
Datong Chen	Alternate Director to Lawrence Juen-Yee Lau

On an annual basis, each Independent Non-executive Executive Director confirms his independence to the Company, and the Company considers these Directors to be independent as such term is defined in the Listing Rules. There are no relationships among members of the Board, including between the Chairman of the Board and the Chief Executive Officer.

The Board meets in person at least on a quarterly basis and on such other occasions as may be required to discuss and vote upon significant issues affecting the Company. The Board meeting schedule for the year is planned in the preceding year. The Company Secretary assists the Chairman in preparing the agenda for meetings and the Board in complying with relevant rules and regulations. The relevant papers for the Board meetings are dispatched to Board members in accordance with the CG Code. Directors may include matters for discussion in the agenda if the need arises. Upon the conclusion of the Board meeting, minutes are circulated to all Directors for their comment and review prior to their approval of the minutes at the following or subsequent Board meeting. Transactions in which Directors are considered to have a conflict of interest or material interests are not passed by written resolutions and the interested Directors are not counted in the quorum and abstain from voting on the relevant matters.

All Directors have access to the Company Secretary who is responsible for assisting the Board in complying with applicable procedures regarding compliance matters. Every Board member is entitled to have access to documents provided at the Board meeting or filed into the Company’s minute-book. Furthermore, the Board has established the procedures pursuant to which a Director, upon reasonable request, may seek independent professional advice at the Company’s expense in order for such Director to exercise such Director’s duties. The Company Secretary continuously updates all Directors on the latest development of the Listing Rules and other applicable regulatory requirements to assist the Company’s compliance with and maintenance of good corporate governance practices. Each new Director is provided with training with respect to such Director’s responsibilities under the Listing Rules and other regulatory requirements and the Company’s corporate governance policies and practices.

Please refer to the section entitled “Changes in Directorate and Update of Directors’ Information” below for further details on the changes in certain information relating to the Directors during the course of their respective terms of office.

CHANGES IN DIRECTORATE AND UPDATE OF DIRECTORS’ INFORMATION

Changes in the Members of the Board
As previously disclosed by the Company, there were the following changes in the members of the Board between the period from the date of the 2011 annual report and the date of this interim report:

  Dr. Datong Chen was appointed as the alternate Director of Professor Lawrence Juen-Yee Lau on May 10, 2012.

Changes in, and updates to, previously disclosed information relating to the Directors
As required under the Listing Rules, certain changes in, and updates to, the information previously disclosed regarding the Directors during their respective terms of office are set out below:

  Professor Lawrence Juen-Yee Lau was appointed as one of the Authorized Representatives of the Company with effect from August 23, 2012; Professor Lau was appointed as Vice-Chairman of the Advisory Committee of Qianhai Shenzhen-Hong Kong Modern Service Industry Cooperation Zone of Shenzhen with effect from August 2012.

  Mr. Zhou Jie was re-designated from executive vice president to president of Shanghai Industrial Investment (Holdings) Co. Ltd., and was re-designated from executive deputy CEO to vice chairman and chief executive officer of Shanghai Industrial Holdings Limited in April 2012; Mr. Zhou was re-designated from the chairman of the supervisory committee to the chairman of the board of directors of Shanghai Pharmaceuticals Holding Co., Ltd. in June 2012.

  Mr. Lip-Bu Tan was appointed to the board of United Overseas Bank (SES: UOB SP) in November 2010 and was last re-elected as an independent and non-executive director in April 2012.

  Mr. Gao Yonggang was admitted as a Fellow of the Institute of Chartered Accountants in Australia.

Each of the Directors referred to above has confirmed the accuracy, and accepted responsibility of, the above information.

WAIVER FROM COMPLIANCE WITH THE LISTING RULES

Save as disclosed in the prospectus of the Company dated March 8, 2004, the Company has not received any waivers from compliance with the Listing Rules which are still in effect.

REVIEW BY AUDIT COMMITTEE

The Audit Committee has reviewed with the management of the Company, the accounting principles and practices accepted by the Group and the interim financial statements of the Company for the six months ended June 30, 2012.

INTERIM REPORT

The Interim Report for the six months ended June 30, 2012 containing financial statements and notes to the accounts will be published on the website of The Stock Exchange of Hong Kong Limited (http://www.hkex.com.hk) as well as the website of the Company (http://www.smics.com) in due course.

CAUTIONARY STATEMENT FOR PURPOSES OF THE “SAFE HARBOR” PROVISIONS OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995

This interim report contains, in addition to historical information, “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on SMIC’s current assumptions, expectations and projections about future events. SMIC uses words like “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project” and similar expressions to identify forward looking statements, although not all forward-looking statements contain these words. These forward-looking statements are necessarily estimates reflecting the best judgment of SMIC’s senior management and involve significant risks, both known and unknown, uncertainties and other factors that may cause SMIC’s actual performance, financial condition or results of operations to be materially different from those suggested by the forward-looking statements including, among others, risks associated with cyclicality and market conditions in the semiconductor industry, intense competition, timely wafer acceptance by SMIC’s customers, timely introduction of new technologies, SMIC’s ability to ramp new products into volume, supply and demand for semiconductor foundry services, industry overcapacity, shortages in equipment, components and raw materials, availability of manufacturing capacity, and financial stability in end markets.

In addition to the information contained in this interim report, you should also consider the information contained in our other filings with the SEC, including our annual report on Form 20-F filed with the SEC on April 27, 2012, especially in the “Risk Factors” section and such other documents that we may file with the SEC or SEHK from time to time, including on Form 6-K. Other unknown or unpredictable factors also could have material adverse effects on our future results, performance or achievements. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this interim report may not occur. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date stated or, if no date is stated, as of the date of this interim report.

Except as required by law, SMIC undertakes no obligation and does not intend to update any forward-looking statement, whether as a result of new information, future events or otherwise.

As at the date of this announcement, the Directors are Zhang Wenyi as Chairman of the Board of Directors and Executive Director of the Company; Tzu-Yin Chiu as Chief Executive Officer and Executive Director; Chen Shanzhi, Gao Yonggang, Lawrence Juen-Yee Lau (Datong Chen as his Alternate) and Zhou Jie as Non-Executive Directors of the Company; and Tsuyoshi Kawanishi, Frank Meng and Lip-Bu Tan as Independent Non-Executive Directors of the Company.

By order of the Board of Directors
Semiconductor Manufacturing International Corporation
Dr. Tzu-Yin Chiu
Chief Executive Officer
Executive Director

Shanghai, PRC
August 30, 2012

*      For identification purposes only

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Semiconductor Manufacturing International Corporation

Date: 4 September, 2012	By:	/s/ Dr. Tzu-Yin Chiu
		Name:	Dr. Tzu-Yin Chiu
		Title:	Chief Executive Officer, Executive Director